Exhibit 99.3

Consent of R. Michael Jones

The undersigned hereby consents to the inclusion in the management’s discussion and analysis (the “MD&A”) of Platinum Group Metals Ltd. (the “Company”) for the three months ended November 30, 2016 of references to the undersigned’s name with respect to the disclosure of technical and scientific information contained in the MD&A (the “Technical Information”). The undersigned further consents to the incorporation by reference in the Company’s Registration Statement on Form F-10 (No. 333-213985), as amended and supplemented, filed with the United States Securities and Exchange Commission, of the references to the undersigned’s name and the Technical Information in the MD&A.

Dated: January 13, 2017

/s/ R. Michael Jones
R. Michael Jones